UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 27, 2025

(Date of Report (Date of earliest event reported))

800 DEGREES GO, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-2225432
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Changes in Directors and Officers

Effective January 27, 2025, Bryan Weber was appointed to serve as the sole director and interim Chief Executive Officer of 800 Degrees Go, Inc. (the “Company”).

Liquidation and Dissolution

On January 27, 2025, the Board of Directors of the Company (the “Board”) approved a plan of complete liquidation and dissolution of the Company (the “Plan”), subject to approval of a majority of all votes entitled to be cast by stockholders. The Plan provides for the sale of all of the Company’s assets. The Company will use the proceeds of such sales to pay or provide payment for the Company’s remaining liabilities and expenses and distribute the remaining proceeds, if any, to the Company’s stockholders, afterwhich the Company will wind up operations and dissolve.

On January 27, 2025, the stockholders of the Company holding a majority of the outstanding shares of the Company’s common stock acted by written consent to approve the Plan to liquidate and dissolve the Company. The Company’s management and Board will liquidate all of the Company’s assets and distribute the net proceeds of such sales, if any, as part of the dissolution process in accordance with the Plan.

The material terms of the Plan are qualified in their entirety by the Plan of Complete Liquidation and Dissolution attached as Exhibit 99.1 to this Current Report on Form 1-U and incorporated herein by reference.

Safe Harbor Statement

This report contains forward-looking statements which are based on management’s current expectations and beliefs. Such forward-looking statements are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
99.1	Plan of Complete Liquidation and Dissolution

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By	/s/ Bryan Weber
Bryan Weber
Interim Chief Executive Officer

Date: January 31, 2025

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